

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 24, 2011

via U.S. mail and facsimile

Reed N. Brimhall, Chief Accounting Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, California 94111-2728

      RE: **URS Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2010
               Filed February 28, 2011
               File No. 1-7567

Dear Mr. Brimhall:

      We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment does not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           John Cash
                           Accounting Branch Chief